ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR
               THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the nine months ended September 30, 2004 and 2003 included elsewhere in this report.

General
-------

     We are a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo around the world. Our River Business is the largest owner and operator of river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition, in November, 2002, we entered into a joint venture to form UP Offshore (Bahamas) Ltd. ("UP Offshore"), a company in which we own a 27.78% interest and which will provide transportation services to offshore petroleum exploration and production companies, with a particular emphasis on the Brazilian market.

     The following discussion covers the unaudited financial results of the consolidated Company for the nine month period ended September 30, 2004 with a comparison to the unaudited consolidated financial results for the same nine month period in 2003.

     Currently, we own seven oceangoing vessels (one of which is currently used as a transfer station in our River Business) that operate in South America, the Caribbean, the United States, Europe and the Far East. One of our vessels (Cape Pampas) is owned through our 60% owned subsidiary, Ultracape (Holdings) Ltd. ("Ultracape"). The Company's Suezmax OBO's (Princess Katherine, Princess Nadia and Princess Susana), are designed to carry oil as well as ore and other dry bulk commodities. These vessels together with our Cape Pampas are currently employed in the carriage of bulk dry cargoes.

     During the first nine months of 2004, the Company employed a significant part of its fleet on time charter for different customers.

     During the first nine months of 2004, the international freight market maintained rates significantly above those experienced in 2003.

     Of the Company's ocean going fleet, the Princess Marina was out of service due to accidents in her main engine for 52 days (in the first quarter of 2004) and the Cape Pampas and the Alianza G3 were out of service undergoing major repairs during 56 days and 111 days, respectively.

     On December 12, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Laura for a total price of $4.1 million. The vessel was delivered to its new owners on January 9, 2004.

     On April 23, 2004 we entered into a MOA to sell the Princess Eva for a total price of $4.2 million. The vessel was delivered to its new owners on June 2, 2004.

     On April 23, 2004 the Company acquired, in a series of related transactions through two wholly-owned subsidiaries, from ACBL Hidrovias, Ltd. the remaining 50% equity interest in UABL Limited ("UABL"), that it did not own, along with a fleet of 50 barges and seven push boats. The total purchase price paid in these transactions was $26.1 million, $17.7 million of which was derived from the proceeds of previous vessel sales made by Ultrapetrol. The barges and pushboats enter Ultrapetrol's fleet as "Qualified Substitute Vessels" under the Indenture. Following this transaction in the second quarter of 2004, the Company has indirect control of UABL.

     During the first nine months of 2004, the Company through its subsidiaries, repurchased $5.7 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 (the "Existing Notes") at a net amount of $4.3 million.

Contractual Methods of Earning Revenues and Allotting Expenses
--------------------------------------------------------------

     Ocean revenues can be booked either on a time charter basis or on a contract of affreightment ("COA") basis. Under the terms of a time charter, the charterer pays the ship owner a daily rate for the use of the vessel and, in addition, the charterer pays directly for all voyage expenses (including fuel and port charges). In contrast, under the terms of a COA, the charterer pays the ship owner a rate based on tonnage shipped (expressed in dollars per metric ton of cargo), but the ship owner pays all voyage expenses. Accordingly, the charterer pays a higher overall sum under a COA than under a time charter to compensate the ship owner for having to pay the voyage expenses. Consequently, time charters result in lower revenues and lower expenses for the ship owner than COAs, while COAs result in higher revenues and higher expenses for the shipowner than time charters. Both time charters and COAs at comparable levels result in approximately the same operating income. However, the margin as a percentage of revenues may differ significantly. The differences between time charters and COAs are summarized below:

     o    Time Charter:

          >> Revenue is derived from a daily rate paid for the use of the vessel

          >>   Charterer pays for all voyage expenses

     o    COA:

          >> Revenue is derived from a rate based on tonnage shipped expressed in dollars per metric ton of cargo

          >>   Vessel owner pays for all voyage expenses

Revenues
--------

     Time charter revenues accounted for 59% of our total revenues for the nine months ended September 30, 2004. COA revenues accounted for 41% of our total revenues for the nine months ended September 30, 2004.

     In our Ocean Business, demand for our services is driven by the global movements of liquid and dry bulk cargoes. Our primary liquid cargo is petroleum and our key dry bulk cargoes include various agricultural products, coal and iron ores.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia region. Products move from the inland areas of the Hidrovia region out to the Atlantic Ocean via the Parana and Paraguay Rivers. Conversely, our tanker barges carry petroleum products from the Atlantic Ocean to inland regions of South America via the Parana and Paraguay Rivers. Substantially all of the push boats and barges in our River Business are employed on a COA basis whereby we enter into contracts with our customers to carry set volumes of dry or liquid cargo, typically for periods of up to one year.

     With respect to COAs entered into in connection with our Ocean Business and River Business, of the total revenues obtained from COAs during the first nine months of 2004, 88% were in respect of repetitive voyages for our regular customers and 12% in respect of single voyages for occasional customers.

     In the Offshore Business, we expect that UP Offshore will seek to enter into long term contracts of two to eight years, with oil exploration and production companies in the Brazilian offshore market. We expect these contracts will be structured as time charters. As of November 2004, UP Offshore has not formally entered into any contracts to provide offshore transportation services, but we expect these contracts to be in place prior to the delivery of the first platform supply vessel in March of 2005.

Expenses
--------

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     In our Ocean Business, our vessel operating expenses, or running costs, are generally paid through Ravenscroft, a related party, which provides ship management services for our oceangoing vessels. Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs.

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine, another related party, which provides certain administrative services. We pay Oceanmarine a monthly fee of $10,000 per oceangoing vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We pay Ravenscroft a monthly ship management fee of $12,500 per oceangoing vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We do not expect to pay fees to any related party other than those described here for management and administration functions.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL, our subsidiaries that owned push boats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for ship management services and generally paid our operating expenses through Lonehort. Our operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following the acquisition of the remaining 50% equity interest in UABL, all ship management services are performed, and all operating expenses are paid, in-house. UABL employs the services of Tecnical Services S.A. to provide crew recruitment services in Argentina and Paraguay. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     Through UABL we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina and land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Foreign Currency Transactions
-----------------------------

     Substantially all of our revenues are denominated in U.S. dollars. However, for the nine month period ended September 30, 2004, 9% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies at the equivalent amount of U.S. dollars at the payment date, and 10% of our total out of pocket operating expenses are paid in Argentine Pesos and Paraguayan Guaranies. Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not hedge our exposure to foreign currency fluctuations except for the China construction contract where UP Offshore has a hedge for the portion of supplies of the vessel construction contract that is denominated in Euros for a total of Euros 1.4 million at approximately $1.14 per dollar.

Inflation
---------

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker fuel costs are not expected to have a material effect on our future ocean operations since in our ocean vessels while they remain employed under time charter the charterers will pay for fuel costs directly. For that portion of our ocean fleet that may be employed under COA's the freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level. In our river business the majority of our transportation contracts in 2004 did not include bunker escalation clauses and therefore the rising cost of fuel impacted us negatively.

Legal proceedings
-----------------

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the ""Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at U.S. $4,560,000. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel. However, the administrative proceeding is still pending. In case we are not successful on the merits, under our insurance coverage, we could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.

     Various other legal proceedings involving us may arise from time to time in the ordinary course of business however, none of them has such significance that, if adversely determined, would have a material adverse effect on us.

Results of Operations
---------------------

Nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                 Nine month                  Nine month
                                                 ended                       ended
                                  3*Quarter'04   September 30,  3*Quarter'03 September 30,
                                                     2004                       2003
Revenues
   Attributable to ocean fleet        11,063        39,862       15,624       48,070
   Attributable to river fleet        13,085        31,672        2,506        7,506
                                  ---------------------------------------------------
               Total Revenues         24,148        71,534       18,130       55,576

Voyage expenses
   Attributable to ocean fleet          (41)         (500)      (3,630)     (10,348)
   Attributable to river fleet       (4,659)       (9,545)                      (39)
                                  ---------------------------------------------------
                 Total               (4,700)      (10,045)      (3,630)     (10,387)

Running cost
   Attributable to ocean fleet       (2,924)       (9,621)      (5,576)     (17,257)
   Attributable to river fleet       (3,497)       (9,249)      (1,667)      (4,944)
                 Total           ---------------------------------------------------
                                     (6,421)      (18,870)      (7,243)     (22,201)

Amortization of dry-dock expense     (1,470)       (3,597)      (1,639)      (5,774)

Depreciation of property and         (3,176)                    (3,843)
equipment                                          (9,783)                  (11,863)

Management fees and                  (1,892)       (5,852)      (1,784)      (5,163)
administrative expenses

                                  ---------------------------------------------------
Operating profit (losses)              6,489        23,387          (9)          188

Financial expense                    (4,344)      (12,340)      (4,027)     (12,006)

Financial gain on                                   1,344
extinguishments of debts

Revenues
--------

     Total revenues from our ocean fleet, net of commissions, decreased from $48.1 million in the first nine months of 2003 to $39.9 million in 2004, or a decrease of 17%. This decrease is primarily attributable to the effect of reductions in the revenues due to the sale of our vessels Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during the last twelve months. In addition, our Princess Susana operated under a time charter during the first half of 2004 while she was employed on voyage charters during the equivalent period of 2003. These reductions were partially offset by the higher time charter rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas during the first nine months of 2004.

     Our revenues were also negatively affected by the Cape Pampas and the Alianza G3 being out of service for a total of 167 days due to major repairs and the fact that our Princess Marina being out of service for 52 days due to accidents during the first quarter. Part of this off hire time was compensated by our loss of hire insurance.

     Total revenues from our river fleet, net of commissions, increased by 323% from $7.5 million to $31.7 million. This increase is primarily attributable to the consolidation of UABL revenues since the second quarter of 2004, while in the first nine months of 2003 river revenues only included the net proceeds for those of our vessels which were chartered by UABL.

Voyage expenses
---------------

     In the first nine months of 2004, voyage expenses of our ocean fleet were $0.5 million, as compared to $10.3 million for the same period of 2003, a decrease of $9.8 million, or 95%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet under COA employment during the first nine months of 2003 being sold during last year and the Princess Susana operating under time charter employment instead of COA employment.

     In the first nine months of 2004, voyage expenses of our river fleet were $9.5 million, as compared to $0 million for the same period of 2003, an increase of $9.5 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary in the second quarter of 2004.

Running costs
-------------

     Running costs of our ocean fleet decreased by about 45%, to $9.6 million in the first nine months of 2004 as compared to $17.3 million in the equivalent 2003 period. This decrease is mainly attributable to the sale of Princess Pia, Princess Veronica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during the last twelve months.

     In the first nine months of 2004, running expenses of our river fleet were $9.2 million, as compared to $4.9 million for the same period of 2003, an increase of $4.3 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary.

Amortization of dry-dock expense
--------------------------------

     Amortization of dry docking and special survey costs decreased by $2.2 million, or 38%, to $3.6 million in 2004 as compared to $5.8 million in 2003. The decrease is primarily attributable to the vessels sold during the last year. The unamortized balance is included in the gain or loss resulting from the sales of the vessels.

Depreciation of property and equipment
--------------------------------------

     Depreciation and amortization decreased by $2.1 million, or 18%, to $9.8 million in the first nine months of 2004 as compared to $11.9 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia, Princess Marisol and Alianza G1 which was partially offset by the purchase of the new tug and river barges and the depreciation of the UABL fleet.

Management fees and administrative expenses
-------------------------------------------

     Management fees and administrative expenses were $5.9 million in the first nine months of 2004 as compared to $5.2 million in the same period in 2003. This increase of $0.7 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL of $1.8 million which was partially offset by a decrease in management fees of our ocean fleet in the amount of $1.0 million resulting from a reduced number of vessels in operation.

Operating Profit
----------------

    Operating profit for the first nine months of 2004 was $23.4 million, an increase of $23.2 million from the same period in 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from our vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas, as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company.

Interest expense
----------------

     Interest expense increased by about 3%, to $12.3 million in the first nine months of 2004 as compared to $12.0 million in the equivalent 2003 period. This variation is primarily attributable to the lower level of financial debt on our ocean vessels and consequential interest costs, offset by an increase of $1.1 million in interest expenses attributable to the effect of the consolidation of UABL, as our subsidiary.

Financial gain on extinguishments of debt
-----------------------------------------

     During the first nine months of 2004, through our subsidiaries, we repurchased $5.7 million nominal value of our Existing Notes. We recognized a gain of $1.3 for the retirement of such debt.

Liquidity and Capital Resources
-------------------------------

     The Company is a holding company with no material assets other than those of its subsidiaries. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of September 30, 2004, the Company had total indebtedness of $187.3 million, consisting of: $122.6 million from our Existing Notes; $4.3 million in a senior loan facility with DVB Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina; $12.0 million in a senior loan facility with Deutsche Shiffsbank Aktiengesellschaft for Majestic Maritime Ltd., a wholly owned subsidiary, for re-financing the purchase of the vessel Princess Katherine; and $7.4 million in a senior loan facility with Calyon for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampa. Also as of September 30, 2004, UABL, as our subsidiary had the following indebtedness: $15.0 million in a senior loan facility with International Finance Corporation ("IFC"); $7.5 million with Kreditanstalt fur Wiederaufbau; $1.6 million with Citibank NA; $1.0 million with Touax LPG SA; and $3.9 million with Transamerica Leasing Inc. There was also accrued interest expenses for these loans of $6.9 million. On January 23, 2004, UP Offshore issued $3.0 million in preferred shares in favor of IFC and on September 9, 2004 received $2.1 million in a senior loan facility with IFC.

     At September 30, 2004, we had cash and cash equivalents on hand of $15.1 million. In addition, we had $2.5 million in restricted cash and $3.2 million in short term investments.

     The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Existing Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

     In the first nine months of 2004, we generated $27.2 million in cash flow from operations compared to $14.3 million for the same period in 2003. Net income for the first nine months of 2004 was $ 12.2 million which is $19.1 million more than net losses in the same period of 2003. Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Investing Activities
--------------------

     During the first nine months of 2004, we disbursed $21.1 million in the purchase of push boats and river barges of which we paid with funds available in restricted cash. UP Offshore which was included in our consolidated results for the period, disbursed $24.9 million in advances to the yards contracted to build the new offshore vessels. Of this total we made equity contributions to UP Offshore for a total of $7.1 million. We also disbursed $2.0 million in special work upgrading the Cape Pampas. Since the second quarter of 2004, as result of the consolidation of UABL as our subsidiary, we disbursed $1.3 million in the purchase of river assets and disbursed $1.7 million for the purchase of the remaining 50% equity interest in UABL and UABL Terminals, net of the cash acquired.

Financing Activities
--------------------

     Net cash provided by financing activities was $34.4 million during the first nine months of 2004, compared to the use of $1.3 million in financing activities during the comparable period in 2003. The increase in cash provided by financing activities in first nine months of 2004 is mainly attributable to the issuance of preference shares in UP Offshore of $3.0 million, a senior loan facility of $2.1 million, and the re-financing of the Princess Katherine mortgage indebtedness of $13.0 million, partially offset with $14.7 million of repayments of principal on its financial debt made during the first nine months of 2004. Also during the first half of 2004, through our subsidiaries, we repurchased $5.7 million nominal value of our Existing Notes at a net amount of $4.3 million and applied $17.7 million of our restricted funds in the purchase of new equipment for our River Business.

Recent Developments
-------------------

     Refinancing of Cape Pampas Credit Facility
     ------------------------------------------

    On October 27, 2004, we refinanced the existing senior secured credit facility of Braddock Shipping Inc., an indirect wholly owned Panamanian subsidiary of Ultracape, with a new senior secured credit facility of $10.0 million with Deutsche Schiffsbank Aktiengesellschaft. This new credit facility has a five year maturity and contains a covenant that requires Braddock to provide a minimum level of collateral to secure the loans provided thereunder, as well as certain other restrictive covenants that, among other things, limit Braddock's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, make investments, merge or consolidate, change its line of business, amend the terms of subordinated debt and engage in certain other activities customarily restricted in such agreements.

      Tender Offer and Consent Solicitation
      -------------------------------------

      On October 26, 2004, we commenced a cash tender offer and consent solicitation for any and all of the Existing Notes. The consents are being solicited to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the indenture governing the Existing Notes. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on November 23, 2004, unless extended or earlier terminated (the "Expiration Date"). The original terms of the tender offer and consent solicitation provided that noteholders who provided consents to the proposed amendments would receive a consent payment of $30.00 per $1,000 principal amount of Existing Notes ("Consent Payment") tendered and accepted for purchase pursuant to the offer if they provided their consents prior to 5:00 p.m., New York City time, on November 8, 2004 (the "Consent Date"), unless such date was extended. This condition was subsequently waived by the Company. Accordingly, holders who validly tender their Existing Notes on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive an amount, paid in cash, equal to $1,007.50 per $1,000 principal amount of the Existing Notes validly tendered, not withdrawn, and accepted for payment, plus the consent payment. Holders who properly tender also will be paid accrued and unpaid interest, if any, up to, but not including, the payment date.

      Based on information received from the depositary regarding the tender offer and consent solicitation, we have received consents from a majority of holders of the Existing Notes. Therefore, these consents are sufficient to effect the proposed amendments to the indenture governing the Existing Notes.

      We intend to fund the tender offer and consent payments with a portion of the proceeds from a new offering of First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of up to $180 million. The Company's obligations to accept for purchase and to pay for Notes in the tender offer is conditioned on, among other things, satisfaction or waiver of the conditions to the consummation of this new offering.

      Investment in Maritime Oil Products Terminal
      --------------------------------------------

      On October 15, 2004 the Company through Ultracape Delaware LLC a new subsidiary of Ultracape (Holdings) Ltd. entered into a transaction with a related party to acquire the land for expansion of a maritime oil products terminal in Mexico for $2 million with a view to expanding our transportation services to that area.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

                                   (Unaudited)

                           Contents                                  Page
----------------------------------------------------------------  ------------

o    Financial Statements

-    Condensed Consolidated Balance Sheets as of September 30,
     2004 and 2003                                                    F-1

-    Condensed Consolidated Statements of Income for the nine
     months periods ended September 30, 2004 and 2003                 F-2

-    Condensed Consolidated Statements of Changes in
     Stockholders' Equity for the nine months periods ended
     September 30, 2004 and 2003                                      F-3

-    Condensed Consolidated Statements of Cash Flows for the nine
     months periods ended September 30, 2004 and 2003                 F-4

-    Notes To Condensed Consolidated Financial Statements as of
     September 30, 2004 and 2003                                      F-5

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
     CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2004 AND 2003
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                            2004         2003
                                                         ---------    ---------
ASSETS

  CURRENT ASSETS

   Cash and cash equivalents                             $  15,051    $  15,089
   Restricted cash                                           2,549        8,023
   Investments                                               3,183        1,542
   Accounts receivable, net                                 10,619        6,096
   Due from affiliates                                       4,873        7,700
   Inventories                                               2,043        1,388
   Prepaid expenses                                          3,765        5,031
   Other receivables                                         4,690        4,601
                                                         ---------    ---------
   Total current assets                                     46,773       49,470
                                                         ---------    ---------
  NONCURRENT ASSETS

   Dry dock                                                  9,821        6,143
   Other receivables                                         8,609        8,428
   Other receivables from related parties                    2,424           --
   Property and equipment, net                             200,058      121,965
   Investment in affiliates                                  2,266       26,828
   Other assets                                              3,699        5,025
                                                         ---------    ---------
   Total noncurrent assets                                 226,877      168,389
                                                         ---------    ---------
  Total assets                                           $ 273,650    $ 217,859
                                                         =========    =========
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS'
EQUITY

  CURRENT LIABILITIES

   Accounts payable and accrued expenses                 $   9,006    $   5,505
   Due to affiliates                                            --        1,663
   Other financial debt (note 3)                            18,260       14,559
   Current portion of capital lease obligations                684           --
   Other payables                                            1,069          732
                                                         ---------    ---------
   Total current liabilities                                29,019       22,459
                                                         ---------    ---------

  NONCURRENT LIABILITIES

      Long-term debt , net (note 3)                        122,641      135,000
      Other financial debt, net of current portion
      (note 3)                                              45,344       18,205
      Capital lease obligations, less current portion          359           --
                                                         ---------    ---------
   Total noncurrent liabilities                            168,344      153,205
                                                         ---------    ---------
  Total liabilities                                      $ 197,363    $ 175,664
                                                         ---------    ---------
  MINORITY INTERESTS                                        35,583        8,979

  MINORITY INTEREST SUBJECT TO PUT RIGHTS                    4,773        5,000
  STOCKHOLDERS' EQUITY
   Common stock,$.01 par value, 2,134,452 shares
   authorized and issued (note 6)                               21           21
   Paid-in capital                                          68,884       68,884
   Treasury stock                                          (20,332)     (20,332)
   Accumulated deficit                                     (12,780)     (20,357)
   Accumulated other comprehensive income                      138           --
                                                         ---------    ---------
   Total stockholders' equity                            $  35,931    $  28,216
                                                         ---------    ---------

  Total liabilities, minority interest and
  stockholders' equity                                   $ 273,650    $ 217,859
                                                         =========    =========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Unaudited)
                      (stated in thousands of U.S. dollar)

                                                         2004       2003
                                                      ---------   --------

REVENUES

   Revenues from third parties                         $ 66,947   $ 46,722
   Revenues from related parties                          4,587      8,854
                                                      ---------    --------
   Total revenues                                        71,534     55,576
                                                      ---------    --------

OPERATING EXPENSES

   Voyage expenses                                      (10,044)   (10,387)
   Running costs
                                                        (18,871)   (22,201)
   Amortization of dry dock expenses                     (3,597)    (5,774)
   Depreciation of property and equipment                (9,783)   (11,863)
   Management fees to related parties                    (1,174)    (2,211)
   Administrative expenses                               (4,678)    (2,952)
                                                      ---------    --------
   Total operating expenses                             (48,147)   (55,388)
                                                      ---------    --------

  Operating profit                                       23,387        188
                                                      =========    ========
OTHER INCOME (EXPENSES)

   Financial expense                                    (12,340)   (12,006)
   Financial gain on extinguishment of debt               1,344          -
   Financial income                                         232        182
   Investment in subsidiaries                               233      4,214
   Other net income                                         112      1,361
                                                      ---------    --------
   Total other expenses                                 (10,419)    (6,249)
                                                      ---------    --------

  Income (loss) before tax on minimum presumed income    12,968     (6,061)
   and minority interest

   Income taxes                                            (178)      (139)
   Minority interest                                       (568)      (672)
                                                      ---------    --------
  Net income (loss) for the period                     $ 12,222   $ (6,872)
                                                      =========    ========

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                            CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                         FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

                                                  (Unaudited)

                                     (stated in thousands of U.S. dollars)
                                                             Accumulated
                                                                other
                           Common    Paid-in    Treasury    comprehensive   Accumulated    Total       Total
         Balances           Stock    capital     Stock         income         deficit       2004        2003
                          --------   --------   --------      --------       --------     --------    --------
At beginning of year      $     21   $ 68,884   $(20,332)     $    222       $(25,002)    $ 23,793    $ 35,088

Comprehensive income:

- Net income (loss) for
the period                      --         --         --            --         12,222       12,222      (6,872)
- Changes in value of
derivatives                                                        (84)                        (84)         --
                                                                                          --------    --------
Total Comprehensive
income (loss)                                                                               12,138      (6,872)
                          --------   --------   --------      --------       --------     --------    --------

At end of period 2004     $     21   $ 68,884   $(20,332)     $    138       $(12,780)    $ 35,931
                          ========   ========   ========      ========       ========     ========

At end of period 2003     $     21   $ 68,884   $(20,332)           --       $(20,357)                $ 28,216
                          ========   ========   ========      ========       ========                 ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                            2004        2003
                                                         ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss) for the period                           12,222      (6,872)
  Adjustments to reconcile net (loss) income to cash
  provided by (used in) operating activities:
   Depreciation of property and equipment                     9,783      11,863
   Amortization of dry dock expenses                          3,597       5,774
   Note issuance expenses amortization                          407         439
   Financial gain on extinguishment of debt                  (1,344)         --
   Minority interest in equity of subsidiaries                  569         672
   Net income from investment in affiliate                     (233)     (4,356)
   Income from property and equipment sale                     (111)       (751)
   Accrued interest                                           3,302       3,573
  Changes in assets and liabilities, net:
   (Increase) decrease in assets:
       Accounts receivable                                    1,486       1,548
       Due from affiliates                                    8,159       5,546
       Inventories                                              555         204
       Prepaid expenses                                        (658)     (1,732)
       Other receivables                                        (11)     (2,559)
       Other assets                                            (205)       (947)
       Other                                                    (30)         --
  Increase (decrease) in liabilities:
       Accounts payable and accrued expenses                   (731)        476
       Due to affiliates                                     (9,523)      1,395
       Other payables                                           (43)         (2)
                                                           --------    --------
       Net cash provided by operating activities             27,191      14,271
                                                           --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment purchase                           (49,080)     (4,959)
  Investment in affiliate                                        --          (4)
  Increase in time deposit                                   (2,889)     (1,272)
  Dry dock expenses                                          (7,646)     (3,060)
  Proceeds from sales of property and equipment               6,501       6,679
  Purchase of UABL Limited and UABL Terminals
   companies, net of cash acquired                           (1,712)         --
                                                           --------    --------
       Net cash used in investing activities                (54,826)     (2,616)
                                                           --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from (repayment of)
   Short-term financial payables                                 --         196
  Minority interest in equity of subsidiary                  18,417       4,875
  Minority interest in put right - payments                    (179)         --
  Repayment of financial debt                               (14,739)         --
  Proceeds from financial debt                               18,100          --
  Funds used in reacquisition of the Notes                   (4,261)         --
  Decrease (Increase) restricted cash - time deposits        17,100      (6,361)
                                                           --------    --------
       Net cash used in financing activities                 34,438      (1,290)
                                                           --------    --------
  Net increase in cash and cash equivalents                   6,803      10,365

  Cash and cash equivalents at the beginning of year          8,248       4,724
                                                           --------    --------
  Cash and cash equivalents at the end of period           $ 15,051    $ 15,089
                                                           ========    ========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2004 AND 2003
                                   (Unaudited)
        (stated in thousands of U.S. dollars, except otherwise indicated)

1.   BASIS OF PRESENTATION

     The condensed consolidated financial statements for the nine months periods ended September 30, 2004 and 2003, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

2.   SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

     On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2005.

3.   LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

     On March 30, 1998, the Company successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

     During 2004, the Company through its subsidiaries, repurchased 5,700 nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008.

     The Company recognized a gain of 1,344 (a gain of 1,439 for the excess of the net carrying amount over the reacquisition price less 95 for the unamortized deferred issuance expenses associated with these Notes) in the statement of operations for the nine-month period ended September 30, 2004, for the extinguishment of the debt and derecognized a liability for 5,700.

     As of September 30, 2004, the Company's noncurrent portion of long-term debt amounts to 122,641. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 6,439 is accrued in other financial debt.

     The balances of financial payables as of September 30, 2004 and 2003 are as follows:

                                                                   Nominal value
                                                                --------------------
                                                                                      Accrued
                     Financial institution/other    Due date    Current   Noncurrent  interest    Total     Average rate
                     ---------------------------  ------------  -------   ----------  --------   -------    ------------
     Total 2003                                                  7,274      153,205     7,285    167,764
                                                                 =====      =======     =====    =======
Ultrapetrol Bahamas  Private Investors (Notes)       2008           --      122,641     6,439    129,080    10.5%
Kattegat             Nedship Bank                 2004 to 2007   1,000        3,250        --      4,250    Libor + 1.25%
Majestic             Deustche Schiffsbank  A.     2004 to 2007   3,875        8,125        43     12,043    Libor + 1,625%
Braddock             Calyon                       2004 to 2006   2,574        4,781        58      7,413    Libor + 1,5%
UP Offshore Panama   IFC                          2005 to 2012      --        2,100        --      2,100    Libor + 2,75%
UABL Barges Panama   IFC                          2005 to 2011     804       10,445       196     11,445    Libor + 3,75%
UABL Barges Panama   IFC                          2005 to 2009     375        3,375        62      3,812    Libor + 3,50%
UABL Barges Panama   Kreditanstalt F W            2005 to 2009     750        6,750       124      7,624    Libor + 3,50%
UABL Paraguay        IFC                               --           --           --        15         15    Libor + 5,00%
UABL Paraguay        Citibank NA                  2004 to 2010     247        1,359        --      1,606    Libor + 2,75%
UABL Limited         Transamerica Leasing Inc     2004 to 2006   1,698        2,159        --      3,857    7,94%
Others                                                2014          --        3,000        --      3,000    Libor + 1,5%
                                                                ------      -------     -----    -------
     Total 2004                                                 11,323      167,985     6,937    186,245
                                                                ======      =======     =====    =======

4.   PROPERTY AND EQUIPMENT

     On March 11, 2003 the Company entered into a Memorandum of Agreement, ("MOA") to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25, 2003.

     On May 22, 2003 the Company entered into a MOA to sell the Princess Veronica for a total price of $1.96 million. The vessel was delivered to its new owners on June 5, 2003.

     On August 11, 2003 the Company entered into a MOA to sell the Alianza G1 for a total price of $2.5 million. The vessel was delivered to its new owner on September 17, 2003.

     On September 23, 2003 the Company entered into a MOA to sell the Princess Pia for a total price of 2.9 million. The vessel was delivered to its new owner on October 24, 2003.

     On April 23, 2004, the Company entered into a MOA to sell the Princess Eva for a total price of $4.2 million. The vessel was delivered to its new owners on June 2, 2004.

     The proceeds from the sale of the Princess Sofia, Princess Veronica, the Alianza G1, the Princess Pia and the Princess Eva Vessels were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

     From September 2003 to October 2003 a wholly owned subsidiary of Ultrapetrol, purchased 20 barges, which were renamed Iguazu Barges. The amount of the acquisition was $2.8 million, $1 million of which were derived from the proceeds of previous vessel sales by the Company. The barges enter the Company's fleet as a guarantee to the Notes.

5.   UABL AND FLEET ACQUISITION

     On April 23, 2004, the Company acquired in a series of related transactions, through two wholly owned subsidiaries from ACBL Hidrovias Ltd. ("ACBL"), the remaining 50% equity interest in UABL Limited and UABL Terminals that it did not own (together "UABL"). In addition, it acquired from the same vendor a fleet of 50 river barges and 7 push boats, which UABL Limited and its subsidiaries previously leased from ACBL, certain receivables and liabilities.

     The results of UABL's operations have been consolidated in the condensed consolidated financial statements since that date. UABL operates a river transportation business on the Parana, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. As a result of the acquisition, the Company is the leading barge transportation company in South America and well-positioned to grow along with the global economy.

     The aggregate purchase price was $26,100, including $24,100 in cash and 2,000 shares of ACBL acquired by the Company for $ 2,000 shortly before this transaction.

6.   CLAIMS AGAINST THE COMPANY

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company<180>s consolidated financial position or results of operations.

     Ursa and Valero Complaints

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd., "Noble", (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble (Valero Marketing and Supply Co.V.Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints sought damages in excess of $9,000.

     On May 26, 2004 the parties reached a global settlement of all the issues in the litigation and full releases were exchanged. In connection with the settlement, among other things, Noble's protection and indemnity insurers paid $2,250 in full settlement of Valero's claims and Noble's freight and demurrage counterclaim was paid in the amount of $275. The matter is now fully concluded.

     Bahia Blanca Customs Dispute

     Ultrapetrol S.A., one of the Company<180>s subsidiaries, is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately $1,610) as import taxes and the sum of Argentine pesos 4,689,695 (approximately $1,610) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach the any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum custom penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareau, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel. However, the administrative proceeding is still pending. In case the Company is not successful on the merits, under applicable insurance coverage, it could request from The Standard Club, the Vessel<180>s circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

7.   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since the acquisition of the additional 50% in UABL, the Company organizes its business and started to evaluate performance by its new three operating segments, ocean, river and offshore business. Prior to such acquisition the Company operated with no segments. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean business: consists of international and inland transportation of petroleum and dry-cargo products by oceangoing vessels owned by its subsidiaries.

     River business: consists of river transportation of refined petroleum and dry-cargo products by barges owned by its subsidiaries.

     Offshore business: consists of platform supply vessels to provide transportation services to the offshore petroleum exploration and production companies. Such vessels are currently under construction and expected to operate in 2005.

     Ultrapetrol's oceangoing vessels operate on a worldwide basis and are not restricted to specific locations. Also, Ultrapetrol's river barges operate a river transportation business on the Parana, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                 For the nine-month
                                                        period
                                                 ended September 30,
                                                 -------------------
                                                 2004        2003
                                                 -------------------
     Revenues (1)

     - South America                             $29,468     $19,862
     - Europe                                     38,780      15,160
     - North America                                  --      12,943
     - Central America                             3,286       7,611
                                                 -------------------
                                                 $71,534     $55,576
                                                 ===================

     (1)  Classified by country of domicile of charterers.

     The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2004:

                                          Ocean      River    Offshore
                                        business   business   business    Total
                                        --------   --------   --------   -------

     Revenues                             39,862     31,672         --    71,534
     Running and voyage expenses          10,121     18,794         --    28,915
     Depreciation and amortization         6,808      2,975         --     9,783
     Operating profit                     15,846      7,541         --    23,387
     Income before income taxes and
     minority interest                     6,334      6,634         --    12,968
     Total assets                        118,527    111,118     44,005   273,650

8.   SUPPLEMENTAL GUARANTOR INFORMATION

     The First  Preferred Ship Mortgage Notes issued on March 30, 1998 described
     in  note  3.,  are  fully  and   unconditionally   guaranteed   by  certain
     subsidiaries of the Company.

     The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Parfina, Imperial, Cavalier, Regal, Baldwin, Tipton, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble, Oceanpar, General Venture Inc. and Riverview Comercial Corp. ("Guarantor Subsidiaries").

     Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 BALANCE SHEETS

                        AS OF SEPTEMBER 30, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                          2004           2003
                                                       ---------      ---------
ASSETS

   Current assets                                      $  13,418      $  21,301
   Noncurrent assets                                      82,032         86,975
                                                       ---------      ---------
  Total assets
                                                       $  95,450      $ 108,276
                                                       =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY

   Current liabilities                                 $ 101,912      $ 108,801
   Stockholders' equity                                   (6,462)          (525)
                                                       ---------      ---------
  Total liabilities and stockholders' equity           $  95,450      $ 108,276
                                                       =========      =========

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                           STATEMENTS OF INCOME (LOSS)

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                        2004             2003
                                                      --------         --------

Freight revenues                                        36,277           22,013
Hire revenues                                               --           19,992
                                                      --------         --------
Total revenues                                          36,277           42,005

Operating expenses                                     (23,664)         (44,854)
                                                      --------         --------
Operating (loss) profit                                 12,613           (2,849)

Other expenses                                         (10,651)          (9,265)
                                                      --------         --------

(Loss) income before tax on minimum
presumed income                                          1,962          (12,114)

Tax on minimum presumed income                             (54)            (139)
                                                      --------         --------
     Net (loss) income for the period                 $  1,908         $(12,253)
                                                      ========         ========

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF CASH FLOWS

          FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                             2004        2003
                                                           --------    --------

Net (loss) income for the period                           $  1,908    $(12,253)
Adjustments to reconcile net (loss) income to cash
provided by (used in) operating activities:
                                                             15,584       7,255
                                                           --------    --------
Net cash provided by (used in) operating activities          17,492      (4,998)

Net cash used in (provided by) investing activities         (17,505)      4,866

Net cash provided by (used in) financing activities               3         (33)
                                                           --------    --------
Net decrease in cash and cash equivalents                       (10)       (165)

Cash and cash equivalents at the beginning of the year        2,363         932
                                                           --------    --------
Cash and cash equivalents at the end of the period         $  2,353    $    767
                                                           ========    ========

9.   SUBSEQUENT EVENTS

     Refinancing of Cape Pampas Credit Facility

     On October 27, 2004, we refinanced the existing senior secured credit facility of Braddock Shipping Inc., an indirect wholly owned Panamanian subsidiary of Ultracape, with a new senior secured credit facility of $10,000 with Deutsche Schiffsbank Aktiengesellschaft. This new credit facility has a five year maturity and contains a covenant that requires Braddock to provide a minimum level of collateral to secure the loans provided thereunder, as well as certain other restrictive covenants that, among other things, limit Braddock's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, make investments, merge or consolidate, change its line of business, amend the terms of subordinated debt and engage in certain other activities customarily restricted in such agreements.

     Tender Offer and Consent Solicitation

     On October 26, 2004, we commenced a cash tender offer and consent solicitation for any and all of the Existing Notes. The consents are being solicited to eliminate substantially all of the restrictive and reporting covenants, certain events of default and certain other provisions contained in the indenture governing the Existing Notes. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on November 23, 2004, unless extended or earlier terminated (the "Expiration Date"). The original terms of the tender offer and consent solicitation provided that noteholders who provided consents to the proposed amendments would receive a consent payment of $0.030 per $1 principal amount of Existing Notes
     ("Consent Payment") tendered and accepted for purchase pursuant to the offer if they provided their consents prior to 5:00 p.m., New York City time, on November 8, 2004 (the "Consent Date"), unless such date was extended. This condition was subsequently waived by the Company. Accordingly, holders who validly tender their Existing Notes on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive an amount, paid in cash, equal to $1.00750 per $1 principal amount of the Existing Notes validly tendered, not withdrawn, and accepted for payment, plus the consent payment. Holders who properly tender also will be paid accrued and unpaid interest, if any, up to, but not including, the payment date.

     Based on information received from the depositary regarding the tender offer and consent solicitation, we have received consents from a majority of holders of the Existing Notes. Therefore, these consents are sufficient to effect the proposed amendments to the indenture governing the Existing Notes.

     We intend to fund the tender offer and consent payments with a portion of the proceeds from a new offering of First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of up to $180,000. The Company's obligations to accept for purchase and to pay for Notes in the tender offer is conditioned on, among other things, satisfaction or waiver of the conditions to the consummation of this new offering.

     Investment in Maritime Oil Products Terminal

     On October 15, 2004 the Company through Ultracape Delaware LLC a new subsidiary of Ultracape (Holdings) Ltd. entered into a transaction with a related party to acquire the land for expansion of a maritime oil products terminal in Mexico for $2,000 with a view to expanding our transportation services to that area.